June 29, 2016	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Real Estate Income Trust Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment to Form S-11
Filed June 24, 2016

File No. 333-200464

Dear Mr. Garrison:

On behalf of our client, Lightstone Real Estate Income Trust Inc. (the “Company”), we are submitting this letter to supplement the conversation we had with your office on June 29, 2016, concerning Pre-Effective Amendment No. 1 (the “Amendment”) to Post-Effective Amendment to Form S-11 (File No. 333-200464) (the “POSAM”) filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on June 24, 2016.

Please find attached as Exhibit A a marked copy of the changed pages to the Amendment, filed as Pre-Effective Amendment No. 2 to the POSAM with the Commission on June 29, 2016. The changes include the following:

1.	The addition of a header to the NAV calculation table on page 65;
2.	A clarification on page 65 of the terms of advances under the sponsor’s subordinated agreement;
3.	A statement on page 66 that the NAV calculation approved by the board of directors of the Company included advances under the sponsor’s subordinated agreement;
4.	A clarification in the table on page 67 that the NAV was adjusted after giving effect to advances under the sponsor’s subordinated agreement; and
5.	The addition of a line in the table on page 67 for the calculation of NAV without giving effect to advances under the sponsor’s subordinated agreement.

We believe the additional disclosures provided are responsive to your comments. The Company requests that the Commission accelerate effectiveness of Pre-Effective Amendment No. 2 to the POSAM to 10:00 a.m. Eastern Time on June 30, 2016, or as soon thereafter as practicable. If you have any questions in connection with the responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

EXHIBIT A

As filed with the Securities and Exchange Commission on June 29, 2016

Registration No. 333-200464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO
POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM S-11

FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

LIGHTSTONE REAL ESTATE INCOME TRUST INC.

(Exact Name of Registrant As Specified in Its Governing Instruments)

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David Lichtenstein
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name and Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
Tel: (212) 969-3000
Fax: (212) 969-2900

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison
Chicago, IL 60602
Tel: (312) 962-3567

Joseph Teichman, Esq.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
Tel: (732) 987-8678
Fax: (732) 612-1444

Approximate date of commencement of proposed sale to the public: as soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	30,000,000 shares	$10.00	300,000,000	$34,860[(1)]
Common Stock, $0.01 par value per share	10,000,000 shares[(2)]	$ 9.50	$ 95,000,000	$11,039[(1)]

(1) Previously paid.

(2) Represents shares to be issued pursuant to our distribution reinvestment program. The offering price per share under the distribution reinvestment program will initially be $9.50 per share.

This Post-Effective Amendment No. 3 consists of the following.

- The Registrant's final form of Prospectus dated June , 2016.
- Part II, included herewith.
- Signatures, included herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

advances under the subordinated agreement ($300.0 million in gross proceeds from our primary offering less $36.0 million in selling commissions, dealer manager fees and other organization and offering expenses). The below table contains a number of assumptions, and the estimated NAV amounts presented in the table are shown for illustrative purposes only. For example, as of December 31, 2015, we had received aggregate gross proceeds of $6.8 million from the sale of approximately 723,975 Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.

HYPOTHETICAL CALCULATION OF NAV
(these calculations do not represent the NAV of the company)

	Change In Asset Value		
	20% Decrease	No Change	20% Increase
Estimated NAV prior to addition of advances from sponsor under the subordinated agreement	$211,200,000	$264,000,000	$316,800,000
Common Shares outstanding	30,000,000	30,000,000	30,000,000
Estimated NAV per Common Share	$ 7.04	$ 8.80	$ 10.56
Advances from sponsor under the subordinated agreement	$ 36,000,000	$ 36,000,000	$ 0
Estimated NAV per Common Share after addition of advances from sponsor under the subordinated agreement	$ 8.24	$ 10.00	$ 10.56

The sponsor has committed to make a significant subordinated equity investment in us, through a subordinated unsecured loan agreement, of up to $36.0 million with the intention of maintaining an estimated per share NAV of $10.00 or greater As reflected in the above table, the sponsor will have no obligation to advance funds under the subordinated agreement in a given quarter if the estimated per share NAV for that quarter is equal to or greater than $10.00. Moreover, there is no assurance that estimated per share NAV will be $10.00 or greater, even after taking the advances under the subordinated agreement into account. In the calculation of our estimated NAV, no value will be allocated to the sponsor under the subordinated agreement until our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%. If our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%, then the allocation of any value under the subordinated agreement will be subtracted from the value of our net assets when our board of directors estimates the NAV. The allocation of value under the subordinated agreement could be substantial, which could result in a significant decrease in our per share NAV.

Under the terms of our charter, the sponsor cannot make a loan to us unless the loan is approved by a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than a comparable loan between unaffiliated parties. Our board of directors, including a majority of independent directors not otherwise interested in the transaction, has approved the subordinated agreement with the sponsor.

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Estimated NAV and NAV per Share

On May 13, 2016, our board of directors approved our estimated NAV of approximately \$9.9 million and resulting estimated NAV per share of \$9.14, both as of March 31, 2016 and both after the addition of advances from the sponsor under the subordinated agreement. In the calculation of our estimated NAV no allocations of value were made to the sponsor under the subordinated agreement because the estimated NAV per share does not exceed the aggregate \$10.00 offering price per share plus a cumulative, pre-tax non-compounded annual return of 8.0% as of March 31, 2016. Through March 31, 2016, the sponsor had advanced approximately \$3.1 million under the subordinated agreement. On June 28, 2016 the sponsor made an additional advance of \$2.6 million, increasing the aggregate advances under the subordinated agreement to \$5.7 million.

Process and Methodology

Our advisor, along with any necessary material assistance or confirmation of a third-party valuation expert or service, is responsible for calculating our NAV, which we currently expect will be done on a quarterly basis for as long as the sponsor's obligation to fund quarterly draws under the subordinated agreement continues and thereafter, will be done on at least an annual basis unless and until our Common Shares are approved for listing on a national securities exchange. Our board of directors will review each estimate of NAV and approve the resulting NAV per share.

Our estimated NAV per share as of December 31, 2015 was calculated with the assistance of both our advisor and Marshall & Steven's Incorporated ("M&S"), an independent third-party valuation firm engaged by us to assist with the valuation of our assets, liabilities and any allocations of value to the sponsor under the subordinated agreement. The advisor recommended and the board of directors established the estimated NAV per share as of December 31, 2015 based upon the analyses and reports provided by the advisor and M&S. Our estimated NAV per share as of March 31, 2016 was calculated solely by our advisor. Our advisor recommended and the board of directors established the estimated NAV per share as of March 31, 2016 based upon the analysis provided by the advisor. The process for estimating the value of our assets, liabilities and allocations of value to the sponsor under the subordinated agreement is performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs," issued April 29, 2013. We believe that our valuations were developed in a manner reasonably designed to ensure their reliability.

The engagement of M&S with respect to our NAV per share as of December 31, 2015 was approved by our board of directors, including all of our independent directors M&S has extensive experience in conducting asset valuations, included valuations of commercial real estate, debt, properties and real estate-related investments.

With respect to our NAV per share as of December 31, 2015, M&S prepared a NAV report (the "December 2015 NAV Report") which estimated the NAV per share as of December 31, 2015. The December 2015 NAV Report relied upon M&S's estimated value of our investment in related party and the advisor's estimate of the value of our cash and cash equivalents, other assets, due to related parties, other liabilities and allocations of value to the sponsor under the subordinated agreement, to calculate estimated NAV per share, all as of December 31, 2015.

In connection with the update of our NAV per share as of March 31, 2016, our advisor (i) applied the same methodology which was previously utilized by M&S to determine the estimated fair value of our investment in related party and (ii) estimated the fair value of our cash and cash equivalents, other assets, due to related parties, other liabilities and allocations of value to the sponsor under the subordinated agreement, to calculate our estimated NAV per share, all as of March 31, 2016.

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The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share as of March 31, 2016 compared to December 31, 2015:

	As of March 31, 2016		As of December 31, 2015	
	Value	Per Share	Value	Per Share
Net Assets:				
Investment in related party	**$ 6,100,000**	**$ 5.62**	**$ 4,000,000**	**$ 5.53**
Non-Real Estate Assets:				
Cash and cash equivalents	4,219,688		1,213,014	
Other assets	6,265		434	
Total non-real estate assets	**4,225,953**	**3.90**	**1,213,448**	**1.68**
Total Assets	**10,325,953**	**9.52**	**5,213,448**	**7.21**
Liabilities:				
Due to related parties	(14,353)		(865,436)	
Other liabilities	(395,176)		(217,275)	
Total liabilities	**(409,529)**	**(0.38)**	**(1,082,711)**	**(1.50)**
Adjusted NAV after giving effect to advances from sponsor under the subordinated agreement	**9,916,424**	**9.14**	**4,130,737**	**5.71**
Shares of Common Stock Outstanding	**1,084,525**		**723,975**	
NAV attributable to advances under the subordinated agreement	$ 3,109,013	$ 2.87	$ —	$ 0.0
NAV without advances from sponsor under the subordinated agreement	$ 6,807,411	$ 6.27	$ —	$ 5.71

Use of Independent Valuation Firm:

As discussed above, our advisor is responsible for calculating our NAV. In connection with determining our NAV, our advisor may rely on the material assistance or confirmation of a third-party valuation expert or service. In this regard, M&S was selected by our board of directors to assist our advisor in the calculation of our estimated NAV and resulting estimated NAV per share as of December 31, 2015. M&S services included estimating the fair value of our investment in related party and preparing the December 2015 NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the advisor. The compensation we paid to M&S was based on the scope of work and not on the estimated fair value of our investment in related party. In preparing its report, M&S did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

M&S collected reasonably available material information that it deemed relevant in estimating the fair value of our investment in related party.

In conducting their investigation and analyses, M&S took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although M&S reviewed information supplied or otherwise made available by us or the advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. M&S assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with M&S were reasonably prepared in good faith on bases reflecting the then best currently available estimates and judgments of our management, our board of directors, and/or the advisor. M&S relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

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